New York	Paris
Northern California	Madrid
Washington DC	Hong Kong
São Paulo	Beijing
London	Tokyo

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	richard.truesdell@davispolk.com
New York, NY 10017

September 18, 2020

Re:	Sunshine Silver Mining & Refining Corporation
Amendment No. 10 to Draft Registration Statement on Form S-1
Submitted August 11, 2020
CIK No. 0001517006

Mr. Kevin Dougherty

Ms. Lauren Nguyen

Mr. George K. Schuler

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Dougherty, Ms. Nguyen and Mr. Schuler,

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 10 to Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 3, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Prospectus Summary, page 1

1.	Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement. Refer to Item 1302(b)(4)(i) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and intends to file as exhibits to the public filing a written consent from each expert whose name is cited and/or whose work is incorporated into the Registration Statement.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	2	September 18, 2020

Our Company, page 1

2.	Please add to your disclosure your production for the period Jan 1, 2020 to June 30, 2020. Please include the processed tonnage, ore grades, metallurgical recoveries, concentrate tonnages and assays. See Item 1303(b)(2)(i) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 63 and 85 of the revised Registration Statement.

3.	We note your statement that 568,184 tonnes of mineral reserves have been mined since September 2019 through June 30, 2020. Please disclose a reconciliation of your mined tonnage and grades from your production reports to your modeled reserve depletion for this time period. See Item 1304(e) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 109 of the revised Registration Statement. The Company has also revised the total tonnes of material mined and brought to the surface to include tonnes that had been stockpiled on the surface.

The Company, page 3

4.	We note you report your resources as inclusive of reserves. Please revise you filing and report your resources exclusive of your reserves. In addition please disclose the effects dilution, mining recovery, and production depletion have in regards to your measured resources and proven reserve tabulations. See Item 1303(b)(3)(ii) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 10, 87 and 108 of the revised Registration Statement.

Mineable Reserve Estimate, page 9

5.	We note your proven reserves exceed your measured resource quantities, please revise your report to discuss/explain the effects of dilution, mining recovery, and production depletion on the variance between your proven reserves and measured resources. See definitions of proven reserves and measured resources in Item 1300 of Regulation S-K.

Response:

The Company respectfully informs the Staff that proven reserves exceed measured resources as a result of the different dilution and recovery factors and cut-off grades being used for mineral reserve estimates compared to mineral resource estimates. Mineral reserve estimates have an effective date of July 1, 2020, account for dilution and recovery factors and are based on a cut-off grade of $75/tonne net smelter return (“NSR”). In contrast, mineral resource estimates for the Cerro Los Gatos Mine have an effective date of September 6, 2019, are presented on an undiluted basis without adjustment for metallurgical recovery and are based on a cut-off grade of 150g silver equivalent/tonne. The Company further respectfully informs the Staff that Section 15.4 of the technical report describes the dilution and recovery estimates used for mineral reserve estimates.

The Company has revised the disclosure throughout the revised Registration Statement to provide clarification to this effect.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	3	September 18, 2020

Corporate Information and Reorganization, page 21

6.	We note that prior to the closing of the offering you will distribute all of your equity interests in SOP Corporation which currently holds all of the assets of the Sunshine Mining Complex. Please tell us how you considered the guidance in Rule 11-01(a)(4) of Regulation S-X in presenting pro forma financial statements that comply with the provisions of Rule 11-02 of Regulation S-X for this distribution.

Response:	The Company respectfully acknowledges the Staff’s comment. The Company performed an evaluation to determine if the distribution of its equity interests (the “Disposition”) in its wholly owned subsidiary, Silver Opportunity Partners LLC (“SOP”), is significant and would require pro forma financial disclosures under Rule 3-05 of Regulation S-X (“Rule 3-05”). For the reasons set forth below, the Company concluded that although the Disposition would be considered significant under two of the significance tests under Rule 1-02(w) of Regulation S-X (“Rule 1-02(w)”), the Disposition of SOP is not significant to the overall operations of the Company, and the pro forma financial statements required by Rule 3-05 would not be meaningful to investors and their omission is consistent with providing prospective investors with all material information about the Company.

The Company’s primary mining property, the Cerro Los Gatos Mine, which began production in September 2019, contains proven and probable mineral reserves and generated $36.5 million and $37.2 million of revenues for the year ended December 31, 2019 and the six months ended June 30, 2020, respectively. In contrast, the Sunshine Complex, which is a pre-development-stage property, does not have any proven or probable mineral reserves and has not generated any revenue. The Company believes that given the stage of development of the two properties, the Sunshine Complex is not a material component of its business.

Further, the Company considered the three significance tests contained in Rule 1-02(w): the investment test, the asset test and the income test. In May 2020, the Commission issued a final rule that amended the financial statement requirements for dispositions of a business and related pro forma financial information. The amended rule increased the significance threshold for business dispositions from 10% to 20% and changed the investment test to use the aggregate worldwide market value of common equity of the registrant when available. The final rule will become effective at the beginning of the registrant’s fiscal year that starts after December 31, 2020. However, voluntary compliance is permitted before the effective date as long as the final rule is applied in its entirety on that date. The summary below presents the results of the three significance tests:

Income Test: Based on the Company’s most recent audited consolidated financial statements, as shown below, SOP’s income constituted 18.3% of the Company’s income.

Income	Year ended December 31, 2019
SOP	$(6,921,000)
The Company	$(37,818,000)
SOP as a percentage of the Company	18.3%

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	4	September 18, 2020

The Company believes that SOP will constitute an even lower percentage of the Company’s income for fiscal year 2020, as the Cerro Los Gatos Mine began production on September 1, 2019, whereas the Sunshine Complex is still in the pre-development stage.

Asset Test: Based on the Company’s most recent audited consolidated financial statements, as shown below, SOP’s assets constituted 20.4% of the Company’s assets.

Assets	Year ended December 31, 2019
SOP	$31,475,676
The Company	$154,296,009
SOP as a percentage of the Company	20.4%

Notwithstanding the foregoing, the Company believes that SOP is not a significant subsidiary. The asset test produces a false positive result because, while the distribution of SOP is contingent on the Company’s initial public offering, the denominator in the asset test does not reflect the net cash proceeds the Company expects to receive in connection with the completion of the Company’s initial public offering. The Company anticipates raising $150,000,000 in the initial public offering, and, if the cash proceeds that will be received by the Company is accounted for in the Company’s total assets, SOP’s assets would constitute only 10.3% of the Company’s assets.

Investment Test: Based on the Company’s most recent audited consolidated financial statements, as shown below, investment in SOP constituted 20.4% of the total investment in the Company.

Investment	Year ended December 31, 2019
SOP (Carrying Value)	$31,475,676
The Company (Total Assets)	$154,296,009
SOP as a percentage of the Company	20.4%

Notwithstanding the foregoing, the Company believes that SOP is not a significant subsidiary. The Company believes that total assets are not representative of market value. In the May 2020 amendments, the Commission adopted a “worldwide market value” concept for the investment test in certain circumstances, which is calculated as the average of the last five trading days of the registrant’s most recently completed month prior to the announcement date of the acquisition or disposition. The Company acknowledges that this amended investment test is not available to it at the time of its initial public offering, as it will be a new registrant without a trading history. However, based on (i) testing-the-waters meetings and (ii) feedback from the underwriting syndicate, the Company estimates that SOP’s market value would constitute less than 15% of the Company’s total market value, inclusive of SOP. The Company acknowledges that valuations are subject to change and market conditions. However, any change in market conditions that reduces the Company’s total market value would similarly affect SOP’s market value. Similar to the asset test, the investment test produces a false positive result because, while the distribution of SOP is contingent on the Company’s initial public offering, the denominator in the investment test does not reflect the net cash proceeds the Company expects to receive in connection with the completion of the Company’s initial public offering, which would also be reflected in the worldwide market value.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	5	September 18, 2020

The Company further informs the Staff that while it has not provided pro forma financial statements as specified in Regulation S-X, it has provided disclosure throughout the revised Registration Statement that provides investors with information about the Company’s financial condition and results of operations after giving effect to the Reorganization which, from a qualitative perspective, provide investors with all material information regarding the impact of the Distribution. For example, the Company provides pro forma net loss and net loss per share and pro forma balance sheet data in the “Summary Consolidated Financial Data” section (in which the Reorganization is a pro forma adjustment), pro forma capitalization in the “Capitalization” section (in which the Reorganization is a pro forma adjustment), pro forma net tangible book value in the “Dilution” section (in which the Reorganization is a pro forma adjustment), pro forma net loss, net loss per share, exploration expenses, general and administrative expenses and other expenses in narrative form in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the Company describes in narrative form in the impact of the Reorganization on the future operating expenses in “—Operating Expenses” and on contractual obligations in “—Contractual Obligations.” Therefore, the Company believes that, despite SOP not constituting a significant subsidiary and thus the Disposition not being significant under Rule 1.02(w), it has nevertheless provided investors with adequate disclosure about the impact of the Reorganization on the financial condition and results of operations of the Company.

Based on the foregoing, the Company believes the distribution of SOP is not a significant disposition that would require pro forma financial statements. Nevertheless, the Company has provided investors with adequate disclosure about the impact of the Reorganization throughout the revised Registration Statement.

Risk Factors

Risks Related to This Offering and Our Common Stock

Your Amended and Restated Certificate of Incorporation will provide..., page 48

7.	We note your disclosure in this risk factor as well as under "Choice of Forum" on page 141 that your amended and restated certificate of incorporation will provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 51 to 52 and 152 of the revised Registration Statement.

Use of Proceeds, page 52

8.	We note your revised use of proceeds, which appears in part will be used to fund "near-term debt service needs." If any material amount of proceeds is used to discharge indebtedness, please provide the disclosure required by Item 504 of Regulation S-K and Instruction 4 thereof. We note your disclosure at page 35 regarding your debt service obligations.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the revised Registration Statement.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	6	September 18, 2020

Sales Agreements, page 95

9.	Please provide copies of your current smelter contracts. See Item 601(b)(10) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has filed as Exhibit 10.9.2 to the Registration Statement the Company’s current smelter contracts.

Los Gatos Joint Venture Combined Financial Statements

2. Significant Accounting Policies, Mine Development, page F-34

10.	You disclose that you capitalized costs associated with the development of the Los Gatos mine after establishing reserves in January 2017 through the date you achieved production on September 1, 2019. However you also disclose that you continued to capitalize these costs after you entered the production stage. Please clarify the nature of the costs capitalized during the production stage and your basis for capitalization. Please also tell us the amounts that you capitalized while in the production stage for the year ended December 31, 2019 and the most recent interim period.

Response:	The Company respectfully informs the Staff that, even after achieving production on September 1, 2019, the LGJV is continually developing the Cerro Los Gatos Mine. As disclosed in Note 2 to the LGJV’s combined financial statements, the costs incurred to further develop the Cerro Los Gatos Mine are capitalized to mine development assets. Upon commencing production from these further developed areas, capitalized costs will be charged to operations using the units-of-production method in the period the applicable metal reserves are processed over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. The Company respectfully informs the Staff that the LGJV capitalized $25.6 million and $14.7 million of mine development costs from September 1, 2019 to December 31, 2019 and for the six-months ended June 30, 2020, respectively.

8. Related-Party Transactions, page F-39

11.	Your disclosure at footnote 1 indicates that a portion of the zinc concentrate produced by the LGJV is sold to Dowa, a principal owner of the joint venture. Please provide related party disclosure that complies with ASC 850-10-50 with regard to these sales or tell us why you believe this disclosure is not necessary.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure in Note 1 to the consolidated financial statements to state that the concentrates produced by LGJV are sold to third-party customers. The Company respectfully informs the Staff that the LGJV does not have any contracts to sell concentrates directly to Dowa. Although Dowa has the right to purchase the zinc concentrates at market rates, it does not do so directly from the LGJV. As disclosed in “Business—The Los Gatos District—Sales Agreements,” the LGJV sells its zinc concentrate to a third party at the port of Manzanillo, Mexico. At that point, the LGJV completes its performance obligation under the zinc concentrate sales agreement and the risk of loss transfers to the purchasing third party. Dowa then purchases the zinc concentrate from that third party upon delivery of the zinc concentrate to Dowa’s smelter in Akita, Japan. As a result, the LGJV does not have related-party transactions for concentrate sales and accordingly, the Company believes that additional disclosure regarding related-party transactions under ASC 850-10-50 is not necessary.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	7	September 18, 2020

Exhibit 96.1 (A-11) Mineable Reserve Estimate, page A-7

12.	We note your proven reserves exceed your measured resource quantities, please revise your report to discuss/explain the effects of dilution, mining recovery, and production depletion on the variance between your proven reserves and measured resources. See definitions of proven reserves and measured resources in Item 1300 of Regulation S-K.

Response:

The Company respectfully informs the Staff that proven reserves exceed measured resources as a result of the different dilution and recovery factors and cut-off grades being used for mineral reserve estimates compared to mineral resource estimates. Mineral reserve estimates have an effective date of July 1, 2020, account for dilution and recovery factors and are based on a cut-off grade of $75/tonne NSR. In contrast, mineral resource estimates for the Cerro Los Gatos Mine have an effective date of September 6, 2019, are presented on an undiluted basis without adjustment for metallurgical recovery and are based on a cut-off grade of 150g silver equivalent/tonne. The Company further respectfully informs the Staff that Section 15.4 of the technical report describes the dilution and recovery estimates used for mineral reserve estimates.

The Company has revised page 156 of the technical report to provide clarification to this effect.

Exhibit 96.1 (A-11) Economic Analysis, page A-15

13.	Please provide supplementally, an excel copy of your cash flow analysis with the effective date of July 1, 2020 prepared for the Los Gatos mine property. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C. Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above.

Response:	The Company acknowledges the Staff’s comment and has supplementally provided the requested materials to Mr. Schuler.

Exhibit 96.1 (A-11) Reliance on Other Experts, page A-20

14.	We note your disclaimer regarding title opinions. Please remove all disclaimers from your technical report. See Item 1302(b)(6)(ii) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised page 20 of the technical report to remove all disclaimers from the technical report.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	8	September 18, 2020

Exhibit 96.1 (A-11) Geological Setting and Mineralization, page A-32

15.	Please insert at least one stratigraphic column and one cross-section of the local geology to meet the requirements of Item 601(b)(96)(iii)(b)(6)(iii) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised page 36 of the technical report to include at least one stratigraphic column and one cross-section of the local geology.

Exhibit 96.1 (A-11) Mineral Resource Estimates, page A-110

16.	Please revise your report to disclose your resources exclusive of reserves. See Item 601(b)(96)(iii)(b)(11)(ii) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised page 158 of the technical report to disclose mineral resources exclusive of mineral reserves.

Exhibit 96.1 (A-11) Market Studies and Contracts, page A-229

17.	Please modify your report and disclose the dates your consensus long term price estimates were prepared by each individual analysist.

Response:	The Company acknowledges the Staff’s comment and has revised page 232 of the technical report to disclose the dates the consensus long-term price estimates were prepared by each individual analysts.

*****

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr., Esq.

cc:	Stephen Orr, Chief Executive Officer and Director
Roger Johnson, Chief Financial Officer
Adam Dubas, Chief Administrative Officer
Sunshine Silver Mining & Refining Corporation